SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 1)
Data Domain, Inc.

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
23767P 10 9

(CUSIP Number)
December 31, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☑    Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	23767P 10 9

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Greylock XI Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-3,463,742-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH:	8	SHARED DISPOSITIVE POWER

-3,463,742-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-3,463,742-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.79%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
Page 2 of 11 pages

CUSIP No.	23767P 10 9

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Greylock XI-A Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-96,606-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH:	8	SHARED DISPOSITIVE POWER

-96,606-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-96,606-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.16%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
Page 3 of 11 pages

CUSIP No.	23767P 10 9

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Greylock XI GP Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-3,560,348-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH:	8	SHARED DISPOSITIVE POWER

-3,560,348-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-3,560,348-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.95%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
Page 4 of 11 pages

CUSIP No.	23767P 10 9

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). William W. Helman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-323,270-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-3,560,348-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-323,270-

WITH:	8	SHARED DISPOSITIVE POWER

-3,560,348-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-3,883,618-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.49%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
Page 5 of 11 pages

CUSIP No.	23767P 10 9

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Aneel Bhusri

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-443,438-*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-3,560,348-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-443,438-*

WITH:	8	SHARED DISPOSITIVE POWER

-3,560,348-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-4,003,786-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.68%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Includes options to purchase up to 100,000 shares of common stock exercisable within 60 days of December 31, 2008.
Page 6 of 11 pages

Item 1(a) Name of Issuer
Item 1(b)Address of Issuer’s Principal Executive Offices
Item 2(a) Name of Person Filing
Item 2(b) Address of Principal Business Office or, if None, Residence
Item 2(c) Citizenship
Item 2(d) Title of Class of Securities
Item 2(e) CUSIP Number
Item 3 Description of Person Filing
Item 4 Ownership
Item 5 Ownership of Five Percent or Less of a Class
Item 6 Ownership of More than Five Percent on Behalf of Another Person
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Item 8 Identification and Classification of Members of the Group
Item 9 Notice of Dissolution of Group
Item 10 Certification
SIGNATURE

CUSIP No.	23767P 10 9
Item 1(a)    Name of Issuer:
Data Domain, Inc.
Item 1(b)   Address of Issuer’s Principal Executive Offices:
2300 Central Expressway
Santa Clara, CA 95050
Item 2(a)   Name of Person Filing:
The reporting persons are:
Greylock XI Limited Partnership (“GXILP”).
Greylock XI-A Limited Partnership (“GXIALP”).
Greylock XI GP Limited Partnership (“GXIGPLP”), the General Partner of GXILP and GXIALP.
William W. Helman, a Managing General Partner of GXIGPLP.
Aneel Bhusri, a Managing General Partner of GXIGPLP.
Item 2(b)   Address of Principal Business Office or, if None, Residence:
The address of each of the reporting persons is:
c/o Greylock
880 Winter Street, Suite 300
Waltham, Massachusetts 02451
Item 2(c)    Citizenship:

GXILP	Delaware limited partnership
GXIALP	Delaware limited partnership
GXIGPLP	Delaware limited partnership
Mr. Helman	U.S. citizen
Mr. Bhusri	U.S. citizen
Item 2(d)   Title of Class of Securities:
This Schedule 13G report relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Data Domain, Inc.
Item 2(e)   CUSIP Number:
23767P 10 9
Item 3       Description of Person Filing:
  Not applicable.
Page 7 of 11 pages

CUSIP No.	23767P 10 9
Item 4        Ownership:
(a)	Amount Beneficially Owned:

As of December 31, 2008: (i) GXILP was the record holder of 3,463,742 shares of Common Stock (the “GXILP Shares”); and (ii) GXIALP was the record holder of 96,606 shares of Common Stock (the “GXIALP Shares”; together with the GXILP shares, the “Record Shares”).

GXIGPLP, as the general partner of GXILP and GXIALP, may be deemed to own beneficially the Record Shares.

Mr. Helman, as a Managing General Partner of GXIGPLP, may be deemed to beneficially own the Record Shares. Mr. Helman is also the record holder of an additional 323,270 shares of Common Stock.

Mr. Bhusri as a Managing General Partner of GXIGPLP, may be deemed to beneficially own the Record Shares. In addition, Mr. Bhusri is also the record holder of 343,438 shares of Common Stock and the holder of options to acquire up to an additional 100,000 shares of Common Stock exercisable within 60 days of December 31, 2008.

(b)	Percent of Class:

GXILP:	5.79%
GXIALP:	0.16%
GXIGPLP:	5.95%
Mr. Helman:	6.49%
Mr. Bhusri:	6.68%
The ownership percentages above are based on an aggregate of 59,855,018 shares of Common Stock outstanding, as reported by the Issuer on Form 10-Q filed with the SEC on November 7, 2008.

(c)	Number of Shares as to which the Person has:

	NUMBER OF SHARES
Reporting Person	(i)	(ii)	(iii)	(iv)
GXILP	0	3,463,742	0	3,463,742
GXIALP	0	96,606	0	96,606
GXIGPLP	0	3,560,348	0	3,560,348

William. W. Helman	323,270	3,560,348	323,270	3,560,348
Aneel Bhusri	443,438	3,560,348	443,438	3,560,348

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of
Page 8 of 11 pages

CUSIP No.	23767P 10 9
Item 5        Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6        Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.
Item 8        Identification and Classification of Members of the Group:
Each of the Reporting Persons expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).
Item 9        Notice of Dissolution of Group:
Not applicable.
Item 10      Certification:
Not applicable.
This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).
Page 9 of 11 pages

CUSIP No.	23767P 10 9
SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
DATED: February 11, 2009

GREYLOCK XI GP LIMITED PARTNERSHIP

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Co-Managing Partner

	By:	/s/ William W. Helman

William W. Helman, Co-Managing Partner

GREYLOCK XI LIMITED PARTNERSHIP

By:	Greylock XI GP Limited Partnership General Partner

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Co-Managing Partner

	By:	/s/ William W. Helman

William W. Helman, Co-Managing Partner

GREYLOCK XI-A LIMITED PARTNERSHIP

By:	Greylock XI GP Limited Partnership General Partner

	By:	/s/ Aneel Bhusri

Aneel Bhusri, Co-Managing Partner

	By:	/s/ William W. Helman

William W. Helman, Co-Managing Partner

/s/ William W. Helman

William W. Helman

/s/ Aneel Bhusri

Aneel Bhusri
Page 10 of 11 pages

CUSIP No.	23767P 10 9
Exhibit I
JOINT FILING AGREEMENT
     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Data Domain, Inc. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
     EXECUTED as of this 11th day of February, 2009.

GREYLOCK XI GP LIMITED PARTNERSHIP

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Co-Managing Partner

	By:	/s/ William W. Helman
William W. Helman, Co-Managing Partner

GREYLOCK XI LIMITED PARTNERSHIP

By:	Greylock XI GP Limited Partnership General Partner

	By:	/s/ Aneel Bhusri

Aneel Bhusri, Co-Managing Partner

	By:	/s/ William W. Helman

William W. Helman, Co-Managing Partner

GREYLOCK XI-A LIMITED PARTNERSHIP

By:	Greylock XI GP Limited Partnership General Partner

	By:	/s/ Aneel Bhusri

Aneel Bhusri, Co-Managing Partner

	By:	/s/ William W. Helman

William W. Helman, Co-Managing Partner

/s/ William W. Helman

William W. Helman

/s/ Aneel Bhusri

Aneel Bhusri
Page 11 of 11 pages